

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 3, 2022

Mark Chi Hang Lo
Chief Executive Officer
AMTD Digital Inc.
25/F Nexxus Building
41 Connaught Road Central
Hong Kong

Re: AMTD Digital Inc.
Amendment No. 12 to
Registration Statement on Form F-1
Filed on April 29, 2022
File No. 333-256322

Dear Mr. Lo:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 3, 2022 letter.

Amendment No. 12 to Form F-1 dated April 29, 2022

Prospectus Summary
Corporate History and Structure, page 6

1. We note your disclosure that on February 23, 2022, AMTD IDEA Group, a company dual-listed on both the NYSE and SGX-ST and controlled by AMTD Group Company Limited, your Controlling Shareholder, acquired a majority stake in you. And as a result, you disclose AMTD IDEA Group owns 97.1% of your issued and outstanding shares, and 99.9% of your total voting power. We also note your disclosure in footnote (iv) on page F-72 that on February 23, 2022, AMTD IDEA Group converted 41,448,000 of your Class

A ordinary shares to Class B ordinary shares. Please reconcile this with the disclosure on your cover page and pages 6, 52, 70 and 199 that Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Also, please explain how this conversion was permissible based on page 8 of your Articles of Association which also states that Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Please include AMTD IDEA Group and your Controlling Shareholder in the corporate structure diagram shown on page 7. Please also include a second diagram illustrating AMTD Digital Inc.'s corporate structure following the offering, including public shareholders, AMTD IDEA Group and your Controlling Shareholder, including percentage holdings. Please similarly revise at page 73.

2. We note that AMTD IDEA Group is listed on the conclusive list of issuers identified as subject to the requirements under the Holding Foreign Companies Accountable Act, available on our website.   Please disclose this and the consequences to AMTD IDEA Group from being on this list, such as it could ultimately cause AMTD IDEA Group to be delisted from the NYSE or prohibited from being traded over-the-counter in the future under the HFCAA and the company may be required to satisfy certain additional disclosure requirements in its annual reports. Further, we note your auditor is listed on PCAOB's determination list as an auditor that the PCAOB cannot currently inspect. Please disclose that, without utilizing an auditor that the PCAOB can inspect, you will also eventually be on the provisional/conclusive lists and subject to the HFCAA. Please also discuss the consequences to you of being on those lists, such as you may be delisted from the NYSE or prohibited from being traded over-the-counter in the future under the HFCAA and you may be required to satisfy additional disclosure requirements in your annual reports.

Permissions Required from the PRC Authorities for Our Operations, page 9

3. We note your response to our prior comment 2 and your disclosure that you are not required to obtain any permission from PRC authorities to operate and issue your ADSs to foreign investors as of the date of this prospectus, including permissions from the CSRC or CAC. Please explain how you determined that the permissions were not required. If you relied on the advice of counsel, please name the counsel and provide the consent. If you did not consult counsel, please explain why.

Conventions That Apply to This Prospectus, page 14

4. Please refer to the fourth bullet point, which includes a definition for China and the PRC. Please revise your disclosure to remove the exclusion of Hong Kong and Macau from the definition of China and the PRC.

Enforcement of Civil Liabilities, page 68

5. To the extent any of your officers or directors are in Hong Kong or China, please add a separately captioned enforceability of civil liabilities section, risk factor and summary risk

factor disclosure addressing:
- an investor's ability to effect service of process within the United States on directors and officers in China or Hong Kong;
- an investor's ability to enforce judgments obtained in U.S. courts against such directors and officers based on the civil liability provisions of the U.S. federal securities laws; an investor's ability to enforce in China or Hong Kong judgments of U.S. courts based on the civil liability provisions of the U.S. federal securities laws; and
- an investor's ability to bring an original action in a court in China or Hong Kong to enforce liabilities against directors and officers based on the U.S. federal securities laws.
- If your disclosure is based on an opinion of counsel, name counsel in the prospectus and file as an exhibit counsel's consent to be named and the use of its opinion.

Principal Shareholders, page 195

6. Please identify the natural persons who have voting or dispositive power with respect to the shares held by AMTD Group Limited and AMTD Idea Group. Please also clarify what footnotes 4 and 6 are referring to.

General

7. Please confirm that in your Exchange Act filings you will provide disclosure highlighting the risks associated with investing in companies that are based in China or Hong Kong as well as the other issues addressed in the Sample Letter to China-Based Companies located on our website at https://www.sec.gov/corpfin/sample-letter-china-based-companies.

You may contact John Spitz at 202-551-3484 or Ben Phippen at 202-551-3697 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or Susan Block at 202-551-3210 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance